

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 30, 2011

Via E-mail
Dennis P. McNamara, Esq.
General Counsel
Oppenheimer Holdings Inc.
125 Broad Street
New York, NY 10004

Re: **Oppenheimer Holdings Inc.**
        Registration Statement on Form S-3
        Filed June 16, 2011
        File No. 333-174933

Dear Mr. McNamara:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1.   Please revise to clarify on this page that the notes are not listed or quoted on an exchange. Please refer to Item 501(b)(4) of Regulation S-K.

Where You Can Find More Information, page 88

2.   It appears you did not incorporate future filings made prior to the effective date of this registration statement. To the extent any reports are filed after the initial registration statement was filed but prior to its effectiveness, please revise to specifically incorporate such reports. Please refer to Compliance and Disclosure Interpretations, Securities Act Forms, Question 123.05.

Exhibits

3.   Please tell us why the indenture and form of the note are not listed as exhibits to this registration statement.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Duc Dang at (202) 551-3386 with any questions.

                                        Sincerely,

                                        /s/ Michael McTiernan

                                        Michael McTiernan

Assistant Director

cc: Richard B. Aftanas, Esq.